FOR IMMEDIATE RELEASE

FORMULA SYSTEMS ANNOUNCES DIRECTORATE CHANGES

Herzliya, Israel – December 17, 2008 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) (the “Company”), a leading provider of information technology products, solutions and services, announces that Mr. Naftali Shani was appointed as director and chairman of the Company as of January 1, 2009. In addition, Mr. Guy Bernstein has resigned from his position as director with immediate effect and will continue to carry his position as chief executive officer of the Company.

Mr. Shani is the chairman of Emblaze Ltd. (LSE:BLZ), the controlling shareholder of the Company.

Formula Systems (1985) Ltd.  (NASDAQ: FORTY):Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Naamit Salomon, CFO, Formula Systems Ltd.

+972-9-959-8800